Schedule 13G

CUSIP No. 759892201	Page 7 of 7 Pages

Exhibit 99.2

ITEM 7 INFORMATION

The securities being reported on by SoftBank Group Corp. as a parent holding company are owned, or may be deemed to be beneficially owned, by SoftBank Group Capital Limited, a company established under the laws of England and Wales. SoftBank Group Capital Limited is a wholly-owned subsidiary of SoftBank Group Corp.